                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F
                                    ---------

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [_]  Merger

     [_]  Liquidation

     [_]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [X]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


     Applicant requests an order declaring that it ceased to be an investment company as of December 4, 2001, the date that applicant elected to be regulated as a business development company.


2.   Name of fund: MCG Capital Corporation

3.   Securities and Exchange Commission File No.: 811-10587

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ]   Initial Application          [X]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     MCG Capital Corporation, 1100 Wilson Boulevard, Suite 800, Arlington, Virginia 22209

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Steven B. Boehm, Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Avenue, N.W., Washington, D.C. 20004, Phone (202) 383-0176

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Samuel G. Rubenstein, MCG Capital Corporation, 1100 Wilson Boulevard, Suite 800, Arlington, Virginia 22209, Phone (703) 247-7500

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [_] Unit investment trust; or

     [_]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [_]     Open-end    [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Not applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     Not applicable

     (a)      Depositor's name(s) and address(es):

     (b)      Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     Not applicable

     [_]      Yes     [_]      No

     If Yes, for each UIT state:
              Name(s):

              File No.: 811-_____

              Business Address:

15.  (a)      Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              Not applicable

              [_]     Yes      [_]     No

              If Yes, state the date on which the board vote took place:

              If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          Not applicable

          [_] Yes [_] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     Not applicable

     [_]  Yes [_]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

     [_]  Yes [_]  No

     (c)  Were the distributions made pro rata based on share ownership?

     [_]  Yes [_]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [_]  Yes [_]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     Not applicable

     [_]  Yes [_]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     Not applicable

     [_]  Yes [_]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     Not applicable

     [_]  Yes [_]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     Not applicable

     [_]  Yes [_]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [_]  Yes [_]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     Not applicable

     [_]  Yes [_]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          Not applicable

          (i)   Legal expenses:

          (ii)  Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv)  Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

          Not applicable

     (c) Who paid those expenses?

     Not applicable

     (d) How did the fund pay for unamortized expenses (if any)?

     Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     Not applicable

     [_] Yes [_] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     Not applicable

     [_] Yes [_] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     Not applicable

     [_] Yes [_] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     Not applicable

     (b) State the Investment Company Act file number of the fund surviving the
         Merger: 811-______

     Not applicable

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     Not applicable

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

     Not applicable

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MCG Capital Corporation (ii) he is the General Counsel, Executive Vice President and Secretary of MCG Capital Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                      /s/ Samuel G. Rubenstein
                                     -------------------------------------
                                     Samuel G. Rubenstein, General Counsel,
                                     Executive Vice President and Secretary

                  [LETTERHEAD SUTHERLAND ASBILL BRENNNAN LLP]

                                December 17, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: MCG Capital Corporation Application for Deregistration on Form N-8F (File No. 811-10587)

Dear Ladies and Gentlemen:

         On behalf of MCG Capital Corporation, a Delaware corporation (the "Company"), and pursuant to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, enclosed herewith for filing is Amendment No. 1 to the above referenced Application for Deregistration on Form N-8F ("Amendment No. 1").

         We are filing Amendment No. 1 in response to Diane L. Titus' letter dated December 13, 2001, which sets forth the Staff's comments on the Company's Application for Deregistration on Form N-8F.

         We have amended our response to Item 1, under Business Development Company, to include the following language:

         "Applicant requests an order declaring that it ceased to be an investment company as of December 4, 2001, the date that applicant elected to be regulated as a business development company."

         If you have any questions or comments on the enclosed, please contact either Steven Boehm at (202) 383-0176 or Cynthia Krus at (202) 383-0218.

                                                  Sincerely,


                                                  /S/ Steven B. Boehm
                                                  Steven B. Boehm


                                                  /S/ Cynthia M. Krus
                                                  Cynthia M. Krus


cc:      Thomas S. Choe/The Nasdaq Stock Market, Inc.
         Samuel G. Rubenstein/MCG Capital Corporation